UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.10)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,840,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,840,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,840,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Tenth Amendment (as defined below) are calculated based on 3,057,433,226 issued and outstanding ArcelorMittal Shares (as defined below) as of April 12, 2016, as published on the website of ArcelorMittal.
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CUSIP No. 03938L104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,810
	8	SHARED VOTING POWER 1,145,840,029
	9	SOLE DISPOSITIVE POWER 870,810
	10	SHARED DISPOSITIVE POWER 1,145,840,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,710,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,500
	8	SHARED VOTING POWER 1,145,840,029
	9	SOLE DISPOSITIVE POWER 76,500
	10	SHARED DISPOSITIVE POWER 1,145,840,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,916,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,840,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,840,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,840,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14	TYPE OF REPORTING PERSON HC

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 954,864,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 954,864,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,864,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON HC

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,975,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,975,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,975,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON HC

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This Amendment No. 10 (the “Tenth Amendment”) to Schedule 13D amends and supplements Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons (as defined below), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Tenth Amendment have the meanings ascribed to such terms in the Statement.

 Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On March 11, 2016, ArcelorMittal announced the terms of a proposed capital raise by way of a rights offering (the “Rights Issue”). In connection with the capital raise, each existing shareholder of ArcelorMittal received one preferential right to subscribe for ArcelorMittal Shares per existing ArcelorMittal Share held as of March 14, 2016. Holders of the rights were entitled to subscribe for 7 new ArcelorMittal Shares for every 10 rights held.

On April 8 and 11, 2016, Lumen and Nuavam received an aggregate of 393,179,696 ArcelorMittal Shares and 78,636,782 ArcelorMittal Shares, respectively, further to the exercise of rights received in the Rights Issue, at a subscription price of €2.20 per ArcelorMittal Share for an aggregate subscription price of €1,037,996,252. Lumen and Nuavam financed the acquisition of the ArcelorMittal Shares with funds raised from parent company equity contributions.

On April 8 and 11, 2016, Mr. and Mrs. Mittal received an aggregate of 220,010 ArcelorMittal Shares and 31,500 ArcelorMittal Shares, respectively, further to the exercise of rights received in the Rights Issue, at a subscription price of €2.20 per ArcelorMittal Share for an aggregate subscription price of €553,322. Mr. and Mrs. Mittal financed the acquisition of the ArcelorMittal Shares with personal funds.

Item 4. Purpose of Transaction.

The first two disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

Lumen, Nuavam and Mr. and Mrs. Mittal subscribed to and have been issued all of the ArcelorMittal Shares relating to the rights received in the Rights Issue.

The descriptions of the Lock-Up Agreement set forth in Item 6 of this Tenth Amendment below is incorporated herein by reference.

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 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(b) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 954,864,984 ArcelorMittal Shares representing 31.2% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 190,975,045 ArcelorMittal representing 6.2% of the ArcelorMittal Shares outstanding.

Grandel is the indirect beneficial owner of 1,145,840,029 ArcelorMittal Shares, representing 37.5% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 1,145,840,029 ArcelorMittal Shares, representing 37.5% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 534,310 ArcelorMittal Shares and holds options to acquire an additional 336,500 ArcelorMittal Shares together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 1,146,710,839 ArcelorMittal Shares in total, representing 37.5% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 458,654 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 150,576 may vest in June 2016, 128,758 may vest in June 2017 and 179,320 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s.

Mrs. Mittal is the direct owner of 76,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 1,145,916,529 ArcelorMittal Shares in total, representing 37.5% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 146,846 ArcelorMittal Shares and holds options to acquire an additional 264,200 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 296,564 PSU’s of which 93,906 may vest in June 2016, 84,694 may vest in June 2017 and 117,964 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 3,065,710,869 ArcelorMittal Shares issued as of April 12, 2016, as published on the website of ArcelorMittal of which 8,277,643 were held by the Company as treasury stock, resulting in a balance of 3,057,433,226 ArcelorMittal Shares outstanding as of April 12, 2016.

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(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 954,864,984 ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 954,864,984 ArcelorMittal Shares, representing 31.2% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 190,975,045 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 190,975,045 ArcelorMittal Shares, representing 6.2% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares, representing 37.5% of the ArcelorMittal Shares outstanding.

  The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares (including ArcelorMittal Shares Lumen and Nuavam shall acquire pursuant to the Rights they expect to receive), which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares, representing 37.5% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 534,310 ArcelorMittal Shares that he owns directly. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 336,500 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together these represent less than 0.1% of the ArcelorMittal Shares outstanding.  Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares beneficially owned by him, representing 37.5% of the ArcelorMittal Shares outstanding.  See Item 6 of the Statement regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 76,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,029 ArcelorMittal Shares beneficially owned by her, representing 37.5% of the ArcelorMittal Shares outstanding.

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Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 146,846 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 264,200 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Subscription Commitment Letter and Lock-Up Agreement” in its entirety and replacing it with the following:

Lock-Up Agreement

 On March 11, 2016, Lumen and Nuavam entered into a Lock-up Agreement relating to their ArcelorMittal Shares (the “Lock-up Agreement”). The Company announced that on same date and in connection with the Rights  Issue, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), with Goldman Sachs International, Crédit Agricole Corporate and Investment Bank, Merrill Lynch International (the “Representatives”), and any other managers party to the Underwriting Agreement.

Under the Lock-up Agreement, each of Lumen and Nuavam has agreed with the Representatives, severally and not jointly, that for a period commencing on the date of the Lock-up Agreement up to the 180th day following the settlement of the Rights Issue, it shall not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ArcelorMittal Shares, or any options or warrants to purchase any ArcelorMittal Shares, or any securities convertible into, exchangeable for or that represent the right to receive ArcelorMittal Shares, whether owned at the time of execution of the Lock-Up Agreement or acquired thereafter, whether owned directly by Lumen or Nuavam (including holding as a custodian) or with respect to which Lumen or Nuavam has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, subject to certain limited exceptions or the prior written consent of each of the Representatives.

The foregoing summary of the terms of the Lock-up Agreement should be read in conjunction with the full text of the Lock-up Agreement, a copy of which is included as Exhibit 7 to this Statement.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Lock-Up Agreement dated as of March 11, 2016 executed by Lumen Investments S.à r.l. and Nuavam Investments S.à r.l.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
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*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.9) filed with the Commission on March 15, 2016.

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SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2016

  /s/ Lakshmi N. Mittal
Lakshmi N. Mittal

 /s/  Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By:   /s/ Anthony Medder
Name: Anthony Medder
Title: Authorised Signatory

By:  /s/Anthony Hind
Name: Anthony Hind
Title: Authorised Signatory

GRANDEL LIMITED

By: /s/   Desmond R. Reoch
Name: Desmond R. Reoch
Title: Director

By:   /s/  Michael Castiel
Name: Michael Castiel
Title: Director

Lumen Investments S.à r.l.

By:   /s/ Franҫois-Xavier Goossens
Name: Franҫois-Xavier Goossens
Title: Manager A

By:  /s/ Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A

NUAVAM INVESTMENTS S.À R.L.

By:   /s/ Franҫois-Xavier Goossens
Name: Franҫois-Xavier Goossens
Title: Manager A

By:   /s/ Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A